SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Anheuser-Busch InBev SA/NV

(Name of Issuer)

Ordinary Shares, without par value

American Depositary Shares, each of which represents 1 (one) Ordinary Share,

without par value, evidenced by American Depositary Receipts

(Title of Class or Securities)

03524A108

(CUSIP Number for American Depositary Shares)

John Horsfield-Bradbury Sullivan & Cromwell LLP 1 New Fetter Lane London EC4A 1AN England +44 20 7959-8900	Erik Adam Eugénie Patri Sébastien S.A. 488 Route de Longwy, L-1940, Luxembourg + 352 27 02 39	Mr. Marc Lemann BRC S.à.R.L. 2 Boulevard de la Foire, L – 1528 Luxembourg +41 79 19 01 311

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communication)

June 18, 2024

(Date of Event to Which This Filing Relates)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

(Continued on following pages)

1	Names of reporting persons: Stichting Anheuser-Busch InBev
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization: The Netherlands

Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 1,068,378,294 Shares[1,2]
	9	Sole dispositive power: 0
	10	Shared dispositive power: 806,393,639 Ordinary Shares[1]

11	Aggregate amount beneficially owned by each reporting person: 1,068,378,294 Shares[1,2]
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in row (11): 54.2%[1,2,3]
14	Type of reporting person (see instructions): CO

1

The Stichting Anheuser-Busch InBev (formerly Stichting InBev and Stichting Interbrew) is wholly-owned together by BRC S.à.R.L. (“BRC”) and EPS Participations S.à.R.L. (“EPS Participations”), which is wholly owned by Eugénie Patri Sébastien S.A. (formerly Eugénie Patri Sébastien SCA) (“EPS”). BRC is controlled by Jorge Paulo Lemann (“Mr. Lemann”), Carlos Alberto da Veiga Sicupira (“Mr. Sicupira”) and Max Van Hoegaerden Herrmann Telles (“Mr. Telles”). The Stichting Anheuser-Busch InBev, BRC, EPS Participations, EPS and Rayvax Société d’Investissements SA (“Rayvax”), a Belgian corporation, are party to the 2023 Shareholders’ Agreement (defined below), and the Stichting Anheuser-Busch InBev is party to a further voting agreement (the “Funds Voting Agreement”) with Fonds Baillet Latour CV (formerly Fonds Baillet Latour SPRL) (“Fonds Baillet Latour”) and Fonds Voorzitter Verhelst SC (formerly Fonds Voorzitter Verhelst SPRL) (“Fonds Voorzitter Verhelst”). Together these entities and individuals indirectly and directly beneficially own 806,393,639 Ordinary Shares (as defined below) of Anheuser-Busch InBev SA/NV (“AB InBev”), as of June 18, 2024, representing approximately 40.9% of the voting rights attached to AB InBev shares (excluding treasury shares held by AB InBev or its subsidiaries). In addition, See Items 2, 3, 4, 5 and 6 of this Schedule 13D.

2

Includes (i) the 125,115,417 Restricted Shares and 34,006,520 Ordinary Shares of AB InBev beneficially owned by Altria and (ii) the 96,862,718 Restricted Shares and 6,000,000 Ordinary Shares of AB InBev beneficially owned by BEVCO. The Stichting Anheuser-Busch InBev, Altria Group, Inc. a Virginia Corporation (“Altria”) and BEVCO Lux S.à R.L., a Luxembourg corporation (“BEVCO”), are parties to the Restricted Shareholder Voting Agreement. The Restricted Shares vote together with the Ordinary Shares together on all matters requiring a vote of the shareholders of AB InBev, except that, as long as there remain any Restricted Shares, any modification of the rights attached to the Ordinary Shares or the Restricted Shares shall be made in accordance with the quorum and majority requirements of article 7:155 of the Belgian Companies and Associations Code.

3

Based on a total of 1,971,696,562 Ordinary Shares deemed to be outstanding as of June 18, 2024, which is calculated based upon the sum of (i) 1,749,718,427 Ordinary Shares issued and outstanding as of such date and (ii) 221,978,135 Ordinary Shares issuable upon the conversion of Restricted Shares (as defined below) over which the reporting parties may be deemed to have shared voting power by virtue of the Restricted Shareholder Voting Agreement (as defined below), which includes all Restricted Shares owned by Altria and BEVCO and no Restricted Shares owned by other holders.

1	Names of reporting persons: BRC S.à R.L.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization: Luxembourg

Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 1,068,378,294 Shares[1,2]
	9	Sole dispositive power: 0
	10	Shared dispositive power: 806,393,639 Ordinary Shares[1]

11	Aggregate amount beneficially owned by each reporting person: 1,068,378,294 Shares[1,2]
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in row (11): 54.2%[1,2,3]
14	Type of reporting person (see instructions): CO

1

The Stichting Anheuser-Busch InBev is wholly-owned together by BRC and EPS Participations, which is wholly owned by EPS. BRC is controlled by Mr. Lemann, Mr. Sicupira and Mr. Telles. The Stichting Anheuser-Busch InBev, BRC, EPS Participations, EPS and Rayvax are party to the 2023 Shareholders’ Agreement, and the Stichting Anheuser-Busch InBev is party to the Funds Voting Agreement with Fonds Baillet Latour and Fonds Voorzitter Verhelst. Together these entities and individuals indirectly and directly beneficially own 806,393,639 Ordinary Shares of AB InBev, as of June 18, 2024, representing approximately 40.9% of the voting rights attached to AB InBev shares (excluding treasury shares held by AB InBev or its subsidiaries). In addition, See Items 2, 3, 4, 5 and 6 of this Schedule 13D.

2

Includes (i) the 125,115,417 Restricted Shares and 34,006,520 Ordinary Shares of AB InBev beneficially owned by Altria and (ii) the 96,862,718 Restricted Shares and 6,000,000 Ordinary Shares of AB InBev beneficially owned by BEVCO. The Stichting Anheuser-Busch InBev, Altria and BEVCO are parties to the Restricted Shareholder Voting Agreement. The Restricted Shares vote together with the Ordinary Shares together on all matters requiring a vote of the shareholders of AB InBev, except that, as long as there remain any Restricted Shares, any modification of the rights attached to the Ordinary Shares or the Restricted Shares shall be made in accordance with the quorum and majority requirements of article 7:155 of the Belgian Companies and Associations Code.

3

Based on a total of 1,971,696,562 Ordinary Shares deemed to be outstanding as of June 18, 2024, which is calculated based upon the sum of (i) 1,749,718,427 Ordinary Shares issued and outstanding as of such date and (ii) 221,978,135 Ordinary Shares issuable upon the conversion of Restricted Shares over which the reporting parties may be deemed to have shared voting power by virtue of the Restricted Shareholder Voting Agreement, which includes all Restricted Shares owned by Altria and BEVCO, and no Restricted Shares owned by other holders.

1	Names of reporting persons: Eugénie Patri Sébastien S.A.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization: Luxembourg

Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 1,068,378,294 Shares[1,2]
	9	Sole dispositive power: 0
	10	Shared dispositive power: 806,393,639 Ordinary Shares[1]

11	Aggregate amount beneficially owned by each reporting person: 1,068,378,294 Shares[1,2]
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in row (11): 54.2%[1,2,3]
14	Type of reporting person (see instructions): CO

1

The Stichting Anheuser-Busch InBev is wholly-owned together by BRC and EPS Participations, which is wholly owned by EPS. BRC is controlled by Mr. Lemann, Mr. Sicupira and Mr. Telles. The Stichting Anheuser-Busch InBev, BRC, EPS Participations, EPS and Rayvax are party to the 2023 Shareholders’ Agreement, and the Stichting Anheuser-Busch InBev is party to the Funds Voting Agreement with Fonds Baillet Latour and Fonds Voorzitter Verhelst. Together these entities and individuals indirectly and directly beneficially own 806,393,639 Ordinary Shares of AB InBev, as of June 18, 2024, representing approximately 40.9% of the voting rights attached to AB InBev shares (excluding treasury shares held by AB InBev or its subsidiaries). Includes Ordinary Shares beneficially owned by EPS which certain directors of EPS may have the right to acquire control of from EPS under certain circumstances. In addition, See Items 2, 3, 4, 5 and 6 of this Schedule 13D.

2

Includes (i) the 125,115,417 Restricted Shares and 34,006,520 Ordinary Shares of AB InBev beneficially owned by Altria and (ii) the 96,862,718 Restricted Shares and 6,000,000 Ordinary Shares of AB InBev beneficially owned by BEVCO. The Stichting Anheuser-Busch InBev, Altria and BEVCO are parties to the Restricted Shareholder Voting Agreement. The Restricted Shares vote together with the Ordinary Shares together on all matters requiring a vote of the shareholders of AB InBev, except that, as long as there remain any Restricted Shares, any modification of the rights attached to the Ordinary Shares or the Restricted Shares shall be made in accordance with the quorum and majority requirements of article 7:155 of the Belgian Companies and Associations Code.

3

Based on a total of 1,971,696,562 Ordinary Shares deemed to be outstanding as of June 18, 2024, which is calculated based upon the sum of (i) 1,749,718,427 Ordinary Shares issued and outstanding as of such date and (ii) 221,978,135 Ordinary Shares issuable upon the conversion of Restricted Shares over which the reporting parties may be deemed to have shared voting power by virtue of the Restricted Shareholder Voting Agreement, which includes all Restricted Shares owned by Altria and BEVCO, and no Restricted Shares owned by other holders.

1	Names of reporting persons: Rayvax Société d’Investissements S.A.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization: Belgium

Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 1,068,378,294 Shares[1,2]
	9	Sole dispositive power: 0
	10	Shared dispositive power: 806,393,639 Ordinary Shares[1]

11	Aggregate amount beneficially owned by each reporting person: 1,068,378,294 Shares[1,2]
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in row (11): 54.2%[1,2,3]
14	Type of reporting person (see instructions): CO

1

The Stichting Anheuser-Busch InBev is wholly-owned together by BRC and EPS Participations, which is wholly owned by EPS. BRC is controlled by Mr. Lemann, Mr. Sicupira and Mr. Telles. The Stichting Anheuser-Busch InBev, BRC, EPS Participations, EPS and Rayvax are party to the 2023 Shareholders’ Agreement, and the Stichting Anheuser-Busch InBev is party to the Funds Voting Agreement with Fonds Baillet Latour and Fonds Voorzitter Verhelst. Together these entities and individuals indirectly and directly beneficially own 806,393,639 Ordinary Shares of AB InBev, as of June 18, 2024, representing approximately 40.9% of the voting rights attached to AB InBev shares (excluding treasury shares held by AB InBev or its subsidiaries). Includes Ordinary Shares beneficially owned by EPS which certain directors of Rayvax may have the right to acquire control of from EPS under certain circumstances. In addition, See Items 2, 3, 4, 5 and 6 of this Schedule 13D.

2

Includes (i) the 125,115,417 Restricted Shares and 34,006,520 Ordinary Shares of AB InBev beneficially owned by Altria and (ii) the 96,862,718 Restricted Shares and 6,000,000 Ordinary Shares of AB InBev beneficially owned by BEVCO. The Stichting Anheuser-Busch InBev, Altria and BEVCO are parties to the Restricted Shareholder Voting Agreement. The Restricted Shares vote together with the Ordinary Shares together on all matters requiring a vote of the shareholders of AB InBev, except that, as long as there remain any Restricted Shares, any modification of the rights attached to the Ordinary Shares or the Restricted Shares shall be made in accordance with the quorum and majority requirements of article 7:155 of the Belgian Companies and Associations Code.

3

Based on a total of 1,971,696,562 Ordinary Shares deemed to be outstanding as of June 18, 2024, which is calculated based upon the sum of (i) 1,749,718,427 Ordinary Shares issued and outstanding as of such date and (ii) 221,978,135 Ordinary Shares issuable upon the conversion of Restricted Shares over which the reporting parties may be deemed to have shared voting power by virtue of the Restricted Shareholder Voting Agreement, which includes all Restricted Shares owned by Altria and BEVCO, and no Restricted Shares owned by other holders.

1	Names of reporting persons: Fonds Baillet Latour CV
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization: Belgium

Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 1,068,378,294 Shares[1,2]
	9	Sole dispositive power: 0
	10	Shared dispositive power: 806,393,639 Ordinary Shares[1]

11	Aggregate amount beneficially owned by each reporting person: 1,068,378,294 Shares[1,2]
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in row (11): 54.2%[1,2,3]
14	Type of reporting person (see instructions): CO

1

The Stichting Anheuser-Busch InBev is wholly-owned together by BRC and EPS Participations, which is wholly owned by EPS. BRC is controlled by Mr. Lemann, Mr. Sicupira and Mr. Telles. The Stichting Anheuser-Busch InBev, BRC, EPS Participations, EPS and Rayvax are party to the 2023 Shareholders’ Agreement, and the Stichting Anheuser-Busch InBev is party to the Funds Voting Agreement with Fonds Baillet Latour and Fonds Voorzitter Verhelst. Together these entities and individuals indirectly and directly beneficially own 806,393,639 Ordinary Shares of AB InBev, as of June 18, 2024, representing approximately 40.9% of the voting rights attached to AB InBev shares (excluding treasury shares held by AB InBev or its subsidiaries). In addition, See Items 2, 3, 4, 5 and 6 of this Schedule 13D.

2

Includes (i) the 125,115,417 Restricted Shares and 34,006,520 Ordinary Shares of AB InBev beneficially owned by Altria and (ii) the 96,862,718 Restricted Shares and 6,000,000 Ordinary Shares of AB InBev beneficially owned by BEVCO. The Stichting Anheuser-Busch InBev, Altria and BEVCO are parties to the Restricted Shareholder Voting Agreement. The Restricted Shares vote together with the Ordinary Shares together on all matters requiring a vote of the shareholders of AB InBev, except that, as long as there remain any Restricted Shares, any modification of the rights attached to the Ordinary Shares or the Restricted Shares shall be made in accordance with the quorum and majority requirements of article 7:155 of the Belgian Companies and Associations Code.

3

Based on a total of 1,971,696,562 Ordinary Shares deemed to be outstanding as of June 18, 2024, which is calculated based upon the sum of (i) 1,749,718,427 Ordinary Shares issued and outstanding as of such date and (ii) 221,978,135 Ordinary Shares issuable upon the conversion of Restricted Shares over which the reporting parties may be deemed to have shared voting power by virtue of the Restricted Shareholder Voting Agreement, which includes all Restricted Shares owned by Altria and BEVCO, and no Restricted Shares owned by other holders.

1	Names of reporting persons: Fonds Voorzitter Verhelst SC
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization: Belgium

Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 1,068,378,294 Shares[1,2]
	9	Sole dispositive power: 0
	10	Shared dispositive power: 806,393,639 Ordinary Shares[1]

11	Aggregate amount beneficially owned by each reporting person: 1,068,378,294 Shares[1,2]
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in row (11): 54.2%[1,2,3]
14	Type of reporting person (see instructions): CO

1

The Stichting Anheuser-Busch InBev is wholly-owned together by BRC and EPS Participations, which is wholly owned by EPS. BRC is controlled by Mr. Lemann, Mr. Sicupira and Mr. Telles. The Stichting Anheuser-Busch InBev, BRC, EPS Participations, EPS and Rayvax are party to the 2023 Shareholders’ Agreement, and the Stichting Anheuser-Busch InBev is party to the Funds Voting Agreement with Fonds Baillet Latour and Fonds Voorzitter Verhelst. Together these entities and individuals indirectly and directly beneficially own 806,393,639 Ordinary Shares of AB InBev, as of June 18, 2024, representing approximately 40.9% of the voting rights attached to AB InBev shares (excluding treasury shares held by AB InBev or its subsidiaries). In addition, See Items 2, 3, 4, 5 and 6 of this Schedule 13D.

2

Includes (i) the 125,115,417 Restricted Shares and 34,006,520 Ordinary Shares of AB InBev beneficially owned by Altria and (ii) the 96,862,718 Restricted Shares and 6,000,000 Ordinary Shares of AB InBev beneficially owned by BEVCO. The Stichting Anheuser-Busch InBev, Altria and BEVCO are parties to the Restricted Shareholder Voting Agreement. The Restricted Shares vote together with the Ordinary Shares together on all matters requiring a vote of the shareholders of AB InBev, except that, as long as there remain any Restricted Shares, any modification of the rights attached to the Ordinary Shares or the Restricted Shares shall be made in accordance with the quorum and majority requirements of article 7:155 of the Belgian Companies and Associations Code.

3

Based on a total of 1,971,696,562 Ordinary Shares deemed to be outstanding as of June 18, 2024, which is calculated based upon the sum of (i) 1,749,718,427 Ordinary Shares issued and outstanding as of such date and (ii) 221,978,135 Ordinary Shares issuable upon the conversion of Restricted Shares over which the reporting parties may be deemed to have shared voting power by virtue of the Restricted Shareholder Voting Agreement, which includes all Restricted Shares owned by Altria and BEVCO, and no Restricted Shares owned by other holders.

1	Names of reporting persons: Jorge Paulo Lemann
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization: Federative Republic of Brazil and Switzerland

Number of shares beneficially owned by each reporting person with	7	Sole voting power: 259,000
	8	Shared voting power: 1,068,637,294 Shares[1,2,3]
	9	Sole dispositive power: 259,000
	10	Shared dispositive power: 806,652,639 Ordinary Shares[1,3]

11	Aggregate amount beneficially owned by each reporting person: 1,068,637,294 Shares[1,2,3]
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in row (11): 54.2%[1,2,3], 4
14	Type of reporting person (see instructions): IN

1

The Stichting Anheuser-Busch InBev is wholly-owned together by BRC and EPS Participations, which is wholly owned by EPS. BRC is controlled by Mr. Lemann, Mr. Sicupira and Mr. Telles. The Stichting Anheuser-Busch InBev, BRC, EPS Participations, EPS and Rayvax are party to the 2023 Shareholders’ Agreement, and the Stichting Anheuser-Busch InBev is party to the Funds Voting Agreement with Fonds Baillet Latour and Fonds Voorzitter Verhelst. Together these entities and individuals indirectly and directly beneficially own 806,393,639 Ordinary Shares of AB InBev, as of June 18, 2024, representing approximately 40.9% of the voting rights attached to AB InBev shares (excluding treasury shares held by AB InBev or its subsidiaries). In addition, See Items 2, 3, 4, 5 and 6 of this Schedule 13D.

2

Includes (i) the 125,115,417 Restricted Shares and 34,006,520 Ordinary Shares of AB InBev beneficially owned by Altria and (ii) the 96,862,718 Restricted Shares and 6,000,000 Ordinary Shares of AB InBev beneficially owned by BEVCO. The Stichting Anheuser-Busch InBev, Altria and BEVCO are parties to the Restricted Shareholder Voting Agreement. The Restricted Shares vote together with the Ordinary Shares together on all matters requiring a vote of the shareholders of AB InBev, except that, as long as there remain any Restricted Shares, any modification of the rights attached to the Ordinary Shares or the Restricted Shares shall be made in accordance with the quorum and majority requirements of article 7:155 of the Belgian Companies and Associations Code.

3

Includes 259,000 Ordinary Shares held by Olia 2 AG, a company incorporated under Liechtenstein law, acting in concert with Mr. Lemann within the meaning of Article 3, § 2 of the Belgian Law of 1 April 2007 on public takeover bids. Mr. Lemann disclaims beneficial ownership of the securities subject to this statement on Schedule 13D, except with respect to the 259,000 Ordinary Shares held by Olia 2 AG over which he holds sole voting and dispositive power.

4

Based on a total of 1,971,696,562 Ordinary Shares deemed to be outstanding as of June 18, 2024, which is calculated based upon the sum of (i) 1,749,718,427 Ordinary Shares issued and outstanding as of such date and (ii) 221,978,135 Ordinary Shares issuable upon the conversion of Restricted Shares over which the reporting parties may be deemed to have shared voting power by virtue of the Restricted Shareholder Voting Agreement, which includes all Restricted Shares owned by Altria and BEVCO, and no Restricted Shares owned by other holders.

1	Names of reporting persons: Carlos Alberto da Veiga Sicupira
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization: Federative Republic of Brazil

Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 1,068,378,294 Shares[1,2,3]
	9	Sole dispositive power: 0
	10	Shared dispositive power: 806,393,639 Ordinary Shares[1]

11	Aggregate amount beneficially owned by each reporting person: 1,068,378,294 Shares[1,2,3]
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in row (11): 54.2%[1,2,3,4]
14	Type of reporting person (see instructions): IN

1

The Stichting Anheuser-Busch InBev is wholly-owned together by BRC and EPS Participations, which is wholly owned by EPS. BRC is controlled by Mr. Lemann, Mr. Sicupira and Mr. Telles. The Stichting Anheuser-Busch InBev, BRC, EPS Participations, EPS and Rayvax are party to the 2023 Shareholders’ Agreement, and the Stichting Anheuser-Busch InBev is party to the Funds Voting Agreement with Fonds Baillet Latour and Fonds Voorzitter Verhelst. Together these entities and individuals indirectly and directly beneficially own 806,393,639 Ordinary Shares of AB InBev, as of June 18, 2024, representing approximately 40.9% of the voting rights attached to AB InBev shares (excluding treasury shares held by AB InBev or its subsidiaries). In addition, See Items 2, 3, 4, 5 and 6 of this Schedule 13D.

2

Includes (i) the 125,115,417 Restricted Shares and 34,006,520 Ordinary Shares of AB InBev beneficially owned by Altria and (ii) the 96,862,718 Restricted Shares and 6,000,000 Ordinary Shares of AB InBev beneficially owned by BEVCO. The Stichting Anheuser-Busch InBev, Altria and BEVCO are parties to the Restricted Shareholder Voting Agreement. The Restricted Shares vote together with the Ordinary Shares together on all matters requiring a vote of the shareholders of AB InBev, except that, as long as there remain any Restricted Shares, any modification of the rights attached to the Ordinary Shares or the Restricted Shares shall be made in accordance with the quorum and majority requirements of article 7:155 of the Belgian Companies and Associations Code.

3	Mr. Sicupira disclaims beneficial ownership of the securities subject to this statement on Schedule 13D.
4

Based on a total of 1,971,696,562 Ordinary Shares deemed to be outstanding as of June 18, 2024, which is calculated based upon the sum of (i) 1,749,718,427 Ordinary Shares issued and outstanding as of such date and (ii) 221,978,135 Ordinary Shares issuable upon the conversion of Restricted Shares over which the reporting parties may be deemed to have shared voting power by virtue of the Restricted Shareholder Voting Agreement, which includes all Restricted Shares owned by Altria and BEVCO, and no Restricted Shares owned by other holders.

1	Names of reporting persons: Max Van Hoegaerden Herrmann Telles
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization: Federative Republic of Brazil

Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 1,068,378,294 Shares[1,2,3]
	9	Sole dispositive power: 0
	10	Shared dispositive power: 806,393,639 Ordinary Shares[1]

11	Aggregate amount beneficially owned by each reporting person: 1,068,378,294 Shares[1,2,3]
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in row (11): 54.2%[1,2,3,4]
14	Type of reporting person (see instructions): IN

1

The Stichting Anheuser-Busch InBev is wholly-owned together by BRC and EPS Participations, which is wholly owned by EPS. BRC is controlled by Mr. Lemann, Mr. Sicupira and Mr. Telles. The Stichting Anheuser-Busch InBev, BRC, EPS Participations, EPS and Rayvax are party to the 2023 Shareholders’ Agreement, and the Stichting Anheuser-Busch InBev is party to the Funds Voting Agreement with Fonds Baillet Latour and Fonds Voorzitter Verhelst. Together these entities and individuals indirectly and directly beneficially own 806,393,639 Ordinary Shares of AB InBev, as of June 18, 2024, representing approximately 40.9% of the voting rights attached to AB InBev shares (excluding treasury shares held by AB InBev or its subsidiaries). In addition, See Items 2, 3, 4, 5 and 6 of this Schedule 13D.

2

Includes (i) the 125,115,417 Restricted Shares and 34,006,520 Ordinary Shares of AB InBev beneficially owned by Altria and (ii) the 96,862,718 Restricted Shares and 6,000,000 Ordinary Shares of AB InBev beneficially owned by BEVCO. The Stichting Anheuser-Busch InBev, Altria and BEVCO are parties to the Restricted Shareholder Voting Agreement. The Restricted Shares vote together with the Ordinary Shares together on all matters requiring a vote of the shareholders of AB InBev, except that, as long as there remain any Restricted Shares, any modification of the rights attached to the Ordinary Shares or the Restricted Shares shall be made in accordance with the quorum and majority requirements of article 7:155 of the Belgian Companies and Associations Code.

3	Mr. Telles disclaims beneficial ownership of the securities subject to this statement on Schedule 13D.
4

Based on a total of 1,971,696,562 Ordinary Shares deemed to be outstanding as of June 18, 2024, which is calculated based upon the sum of (i) 1,749,718,427 Ordinary Shares issued and outstanding as of such date and (ii) 221,978,135 Ordinary Shares issuable upon the conversion of Restricted Shares over which the reporting parties may be deemed to have shared voting power by virtue of the Restricted Shareholder Voting Agreement, which includes all Restricted Shares owned by Altria and BEVCO, and no Restricted Shares owned by other holders.

This Amendment No. 6 (this “Amendment”) amends and supplements the statement on Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on November 2, 2016, as amended by Amendment No. 1 filed by the Reporting Persons with the SEC on June 16, 2021, Amendment No. 2 filed by the Reporting Persons with the SEC on November 29, 2021, Amendment No. 3 filed by the Reporting Persons with the SEC on May 2, 2023, Amendment No. 4 filed by the Reporting Persons with the SEC on December 26, 2023 and Amendment No. 5 filed by the Reporting Persons with the SEC on March 20, 2024 (the “Schedule 13D”), relating to the ordinary shares, without par value (the “Ordinary Shares” of Anheuser-Busch InBev SA/NV (the “Issuer”). This Amendment is being filed to reflect the transfer of certain Ordinary Shares held by Eugénie Patri Sébastien S.A. to one of its shareholders, which has decreased the shared voting power of the Reporting Persons. Information reported in the Schedule 13D remains in effect except to the extent that it is amended, supplemented, restated or superseded by information contained in this Amendment. Each capitalized term used herein but not defined in this Amendment shall have the meaning assigned to such term in the Schedule 13D.

Item 1.	Security and Issuer.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated to read as follows.

(a), (b), (c), (f) This Schedule 13D is being filed by:

(i)	the Stichting Anheuser-Busch InBev (formerly Stichting InBev and Stichting Interbrew), a foundation formed under the laws of the Netherlands (the “Stichting”);

(ii)	BRC S.à R.L., a limited liability company (société à responsabilité limité) incorporated under the laws of Luxembourg (“BRC”);

(iii)	Eugénie Patri Sébastien S.A. (formerly Eugénie Patri Sébastien SCA), a public limited liability company (société anonyme) incorporated under the laws of Luxembourg (“EPS”);

(iv)	Rayvax Société d’Investissements S.A., a public limited liability company (société anonyme) incorporated under the laws of Belgium (“Rayvax”);

(v)	Fonds Baillet Latour CV (formerly Fonds Baillet Latour SPRL), a company with a social purpose incorporated under the laws of Belgium (“Fonds Baillet Latour”);

(vi)	Fonds Voorzitter Verhelst SC (formerly Fonds Voorzitter Verhelst SPRL), a company with a social purpose incorporated under the laws of Belgium (“Fonds Voorzitter Verhelst”);

(vii)	Jorge Paulo Lemann, a Swiss and Brazilian citizen (“Mr. Lemann”);

(viii)	Carlos Alberto da Veiga Sicupira, a Brazilian citizen (“Mr. Sicupira”); and

(ix)	Max Van Hoegaerden Herrmann Telles, a Brazilian citizen (“Mr. Telles”), (collectively, the “Reporting Persons”).

The Stichting is a foundation, substantially all of the assets of which, as of June 18, 2024, were 663,074,832 Ordinary Shares, representing approximately 33.6% of the voting rights attached to AB InBev shares (excluding treasury shares held by AB InBev or its subsidiaries). The address of the principal business office of the Stichting is Amstelveenseweg 760, 1081 JK Amsterdam, the Netherlands. The principal business purposes of the Stichting is to hold AB InBev shares on behalf of EPS and its wholly owned subsidiary EPS Participations S.à R.L. (“EPS Participations”) and BRC. Each of EPS, EPS Participations and BRC holds Stichting certificates entitling them to claim from the Stichting the payment of any dividends and other amounts paid or distributed by AB InBev to the holders of the Ordinary Shares who hold their interests through the Stichting.

BRC is an investment company, one of the business purposes of which is holding Class B certificates of the Stichting (each of which represents one Ordinary Share held by the Stichting). The address of the principal business office of BRC is 2, Boulevard de la Foire, L—1528 Luxembourg.

EPS is a company established for the purpose of directly or indirectly investing in and holding Class A certificates of the Stichting (each of which represents one Ordinary Share held by the Stichting) and Ordinary Shares. The address of the principal business office of EPS is Route de Longwy 488, L-1940 Luxembourg. Certain of the securities being reported on by EPS on this Schedule 13D are actually held by EPS Participations, S.à R.L., a direct wholly owned subsidiary of EPS.

Rayvax is a company established for the purpose of holding an indirect interest in AB InBev. The address of the principal business office of Rayvax is Rue Gachard 88, box 14, 1050 Ixelles, Belgium.

Fonds Baillet Latour is a company established with a social purpose to encourage and financially support projects with a high human or cultural value in the areas of medical research, education, culture and Olympic sport. The address of the principal business office of Fonds Baillet Latour is Brouwerijplein 1, 3000 Leuven, Belgium.

Fonds Voorzitter Verhelst is company established with a social purpose to financially or otherwise assist AB InBev employees (e.g., with respect to their wellbeing, their children’s education, health plans and medical care). The address of the principal business office of Fonds Voorzitter Verhelst is Brouwerijplein 1, 3000 Leuven, Belgium.

Mr. Lemann’s principal occupation is being a private investor and a director of BRC and the Stichting. His principal business address is Zücherstrasse 325, 8645 Jona, Switzerland.

Certain of the securities being reported on by Mr. Lemann on this Schedule 13D are actually held by Olia 2 AG, a company controlled by Mr. Lemann.

Mr. Sicupira’s principal occupation is being a private investor and a director of BRC and the Stichting. His principal business address is Estrada Dos Picheleiros – Quinta do Paraiso, 2625-758 Azeitao, Portugal.

Mr. Telles’ principal occupation is being a private investor. His principal business address is 1209 Orange Street, Wilmington, New Castle County, Delaware 19801.

The name, citizenship, business address and present principal occupation or employment of each of the directors of the Stichting, BRC, EPS, Rayvax, Fonds Baillet Latour and Fonds Voorzitter Verhelst and the name, principal business and address of the corporation or other organization in which any such employment is conducted are set forth in Annexes A-1 through A-7 to this Schedule 13D. None of such entities has any executive officers.

(d), (e) During the last five years, none of the Reporting Persons or director of the Stichting, BRC, EPS, Rayvax, Fonds Baillet Latour or Fonds Voorzitter Verhelst or any executive officer or director of any controlling shareholder, if any, of the Stichting, BRC, EPS, Rayvax, Fonds Baillet Latour or Fonds Voorzitter Verhelst has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 4.	Purpose of Transaction.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety to read as follows.

(a)	Rows (11) and (13) of the cover pages to this Schedule 13D are hereby incorporated by reference.

(b)

Rows (7) through (10) of the cover pages to this Schedule 13D set forth the number of Ordinary Shares as to which there is sole power to vote or direct the vote or to dispose or to direct the disposition, and the number of Ordinary Shares and Restricted Shares of AB InBev as to which there is shared power to vote or to direct the vote, or shared power to dispose or to direct the disposition.

(c)

On June 18, 2024, EPS Participations, a direct wholly-owned subsidiary of EPS, transferred 31,257,928 Ordinary Shares (the “June 2024 Transferred Shares”) to EPS, as a payment-in-kind in exchange for the redemption by EPS Participations on such date of 31,257,928 of its shares held by EPS (the “EPS Participations Shares”). Immediately following the completion of this transaction, on June 18, 2024, EPS subsequently transferred the June 2024 Transferred Shares to one of its shareholders (the “Transferee”), as a payment-in-kind in exchange for the redemption by EPS on such date of 31,257,928 of its shares held by the Transferee (the “EPS Shares”).

The aforementioned transactions (including the transfers of the June 2024 Transferred Shares) were undertaken and effected solely pursuant to, and in accordance with the procedure for the redemption in kind of the EPS Participations Shares and EPS Shares as set forth in the articles of association of EPS Participations and EPS, respectively. The Transferee is not a party to the 2023 AK Shareholders’ Agreement, and as a result the June 2024 Transferred Shares are no longer part of the shares beneficially held by the Reporting Persons reporting under this Schedule 13D.

As a result of the transactions referred to in this Item 5(c), the number of shares beneficially held by the Reporting Persons reporting under this Schedule 13D has decreased from 1,099,636,222 (i.e., 55.8% of the voting rights attached to the AB Inbev shares, excluding treasury shares held by AB InBev or its subsidiaries) to 1,068,378,294 (i.e., 54.2% of such voting rights).

The majority of the beneficial shareholding held by the Reporting Persons in the Company is held through the Stichting, which as of June 18, 2024 holds 663,074,832 Ordinary Shares, representing approximately 33.6% of the voting rights attached to AB InBev shares (excluding treasury shares held by AB InBev or its subsidiaries). As further described in Item 6 of this Schedule 13D, the 2023 AK Shareholders’ Agreement provides for restrictions on the ability of BRC and EPS/EPS Participations to transfer their Stichting certificates. The 2023 AK Shareholders’ Agreement will remain in effect for an initial term until August 27, 2034 and will be automatically renewed for successive terms of ten years each unless, not later than two years prior to the expiration of the initial or any successive ten-year term, either party to the 2023 AK Shareholders’ Agreement notifies the other of its intention to terminate the 2023 AK Shareholders’ Agreement.

Separately, the following table sets forth acquisitions of AB InBev Ordinary Shares in the past 60 days by certain persons identified on Annex A to this Schedule 13D, in connection with the vesting of restricted stock units (“Restricted Stock Units”) granted to such persons (in their capacity as directors of AB InBev) on April 24, 2019 pursuant to AB InBev’s Restricted Stock Units Plan for Directors. In exchange for the vested Restricted Stock Units, the total number of AB InBev Ordinary Shares issued to the persons identified on Annex A to this Schedule 13D during such period was 4,968.

Date	Director or Executive Officer	Amount of Securities Acquired / (Disposed)
04/26/2024	Grégoire de Spoelberch	1,242
04/26/2024	Alexandre Van Damme	1,242
04/26/2024	Paul Cornet de Ways Ruart	1,242
04/26/2024	Paulo Alberto Lemann	1,242

Subsequently, on May 10, 2024, Alexandre Van Damme, a director of AB InBev, the Stichting and EPS, sold the 1,242 Ordinary Shares acquired upon the vesting of the Restricted Stock Units. The sale was effected on Euronext Brussels. The price per share was €59.00.

Additionally, the Garcia Family Foundation for Art, Culture and Education, a private philanthropic foundation closely related to Claudio Garcia, a director of the Stichting and AB InBev, sold American Depositary Shares of AB InBev on May 9, 2024. The total number of American Depositary Shares sold by the Garcia Family Foundation for Art, Culture and Education on this date was 15,000. The price per share was $63.29.

Except as described in this Item 5(c), none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any person identified on Schedule A to this Schedule 13D has effected any transaction in the Voting Shares of the Issuer during the past 60 days.

Except as described in this Schedule 13D, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares owned, directly or indirectly, by the Reporting Persons.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits.

Exhibit No	Description

2.1	Consolidated Articles of Association of Anheuser-Busch InBev SA/NV (English-language translation) (incorporated by reference to Exhibit 99.1 to the Current Report on Form 6-K filed by Anheuser-Busch InBev SA/NV on June 20, 2024).

2.2	2023 AK Shareholders’ Agreement, dated April 27, 2023 (incorporated by reference to Amendment No. 3 to the Schedule 13D relating to Anheuser-Busch InBev SA/NV filed by (among others) the Stichting, BRC, EPS and Rayvax on May 2, 2023).

2.3	Funds Voting Agreement, effective November 1, 2015 (incorporated by reference to Amendment No. 15 to the Schedule 13D relating to Ambev filed by (among others) Former AB InBev, the Stichting and EPS on March 9, 2015).

2.4	Voting and Support Agreement relating to Anheuser-Busch InBev SA/NV, dated October 8, 2016 (incorporated by reference to the Schedule 13D relating to Anheuser-Busch InBev SA/NV filed by (among others) the Stichting, BRC, EPS and Rayvax on November 2, 2016).

2.5	Powers of Attorney (incorporated by reference to Amendment No. 1 to the Schedule 13D relating to Anheuser-Busch InBev SA/NV filed by (among others) the Stichting, BRC, EPS and Rayvax on June 16, 2021).

2.6	Powers of Attorney (incorporated by reference to the Schedule 13D relating to Anheuser-Busch InBev SA/NV filed by (among others) the Stichting, BRC, EPS and Rayvax on November 2, 2016).

2.7	Power of Attorney (incorporated by reference to Amendment No. 4 to the Schedule 13D relating to Anheuser-Busch InBev SA/NV filed by (among others) the Stichting, BRC, EPS and Rayvax on December 26, 2023).

2.8	Power of Attorney (filed herewith).

2.9	Joint Filing Agreement pursuant to Rule 13d-1(k) (incorporated by reference to the Schedule 13D relating to Anheuser-Busch InBev SA/NV filed by (among others) the Stichting, BRC, EPS and Rayvax on November 2, 2016).

ANNEX A-1

Directors of the Stichting

Name	Citizenship	Business Address	Present Principal Occupation	Beneficial Ownership of AB InBev Ordinary Shares
Jorge Paulo Lemann	Brazil - Switzerland	Zürcherstrasse 325, 8645 Jona, Switzerland	Director of the Stichting.	1,068,637,294
Carlos Alberto da Veiga Sicupira	Brazil	Estrada Dos Picheleiros - Quinta Do Paraiso 2925-758 Azeitao	Director of the Stichting	1,068,378,294
Claudio Garcia	Brazil	944, Park Avenue, Apt 2, 10028, New York, USA	Director of the Stichting, BRC and AB InBev	<0.1%
Roberto Moses Thompson Motta	Brazil	Via Fratelli Gabba 1, 20121 Milano, Italy	Director of the Stichting	<0.1%
Paul Cornet de Ways Ruart	Belgium	Brouwerijplein 1, 3000 Leuven, Belgium	Director of AB InBev, the Stichting and EPS	<0.1%
Alexandre Van Damme	Belgium	Brouwerijplein 1, 3000 Leuven, Belgium	Director of AB InBev, the Stichting and EPS	0.105%
Grégoire de Spoelberch	Belgium	Brouwerijplein 1, 3000 Leuven, Belgium	Director of AB InBev, the Stichting and EPS; CEO of G.D.S. Consult SA1	<0.1%
Sabine Chalmers	United States	Brouwerijplein 1, 3000 Leuven, Belgium	Director of AB InBev, the Stichting and EPS and Group General Counsel of BT Group Plc[2]	<0.1%

1	The principal business of G.D.S. Consult SA is private equity and real estate investments and its address is Rue de l’Eglise 147, B-1150 Woluwe St. Pierre, Belgium.
2

The principal business of BT Group Plc is developing and selling communications propositions and services and its principal business address is BT Centre, 81 Newgate St, London EC1A 7AJ, United Kingdom.

ANNEX A-2

Directors of BRC

Name	Citizenship	Business Address	Present Principal Occupation	Beneficial Ownership of AB InBev Ordinary Shares
Paulo Alberto Lemann	Brazil - Switzerland	2627, South Bayshore Drive, Unit 3002, 33133-5438, Florida, USA	Director of BRC and AB InBev	<0.1%
Marc Lemann	Brazil - Switzerland	Zürcherstrasse 325, 8645 Jona Switzerland	Director of BRC	<0.1%
Heloisa de Paula Machado Sicupira	Brazil	Rua Dr Renato Paes de Barros, 1017, Itaim Bibi, 04530-001, Sao Paulo, Brazil	Director of BRC and AB InBev	<0.1%
Claudio Garcia	Brazil	944, Park Avenue, Apt 2, 10028, New York, USA	Director of BRC, the Stichting and AB InBev	<0.1%

ANNEX A-3

Directors of EPS

Name	Citizenship	Business Address	Present Principal Occupation	Beneficial Ownership of AB InBev Ordinary Shares
Sabine Chalmers	United States	c/o Eugenie Patri Sebastien S.A., 488, route de Longwy, L-1940 Luxembourg	Director of AB InBev, the Stichting and EPS and Group General Counsel of BT Group Plc[1]	< 0.1%
Alexandre de Pret Roose de Calesberg	Belgium	c/o Eugenie Patri Sebastien S.A., 488, route de Longwy, L-1940 Luxembourg	Director of EPS	< 0.1%
Christophe d’Ansembourg	Luxembourg	c/o Eugenie Patri Sebastien S.A., 488, route de Longwy, L-1940 Luxembourg	Director of EPS	0
Grégoire de Spoelberch	Belgium	c/o Eugenie Patri Sebastien S.A., 488, route de Longwy, L-1940 Luxembourg	Director of AB InBev, the Stichting and EPS; CEO of G.D.S. Consult SA2	< 0.1%
Alexandre Van Damme	Belgium	c/o Eugenie Patri Sebastien S.A., 488, route de Longwy, L-1940 Luxembourg	Director of AB InBev, the Stichting and EPS	0.105%
Elio Leoni Sceti	Belgium	c/o Eugenie Patri Sebastien S.A., 488, route de Longwy, L-1940 Luxembourg	Director of EPS	< 0.1%
Maximilien de Limburg Stirum	Belgium	c/o Eugenie Patri Sebastien S.A., 488, route de Longwy, L-1940 Luxembourg	Director of EPS, Chairman of SFI[3]	< 0.1%
Valentine De Pret Roose de Calesberg	Belgium	c/o Eugenie Patri Sebastien S.A., 488, route de Longwy, L-1940 Luxembourg	Director of EPS	< 0.1%
Paul Cornet de Ways Ruart	Belgium	c/o Eugenie Patri Sebastien S.A., 488, route de Longwy, L-1940 Luxembourg	Director of AB InBev, the Stichting and EPS	< 0.1%
Sébastien Delloye	Belgium	c/o Eugenie Patri Sebastien S.A., 488, route de Longwy, L-1940 Luxembourg	Director of EPS	< 0.1%

1

The principal business of BT Group Plc is developing and selling communications propositions and services and its principal business address is BT Centre, 81 Newgate St, London EC1A 7AJ, United Kingdom.

2	The principal business of G.D.S. Consult SA is private equity and real estate investments and its address is Rue de l’Eglise 147, B-1150 Woluwe St. Pierre, Belgium.
3	The principal business of SFI is equity investments and its address is 488, route de Longwy L-1940 Luxembourg.

ANNEX A-4

Directors of Rayvax

Name	Citizenship	Business Address	Present Principal Occupation	Beneficial Ownership of AB InBev Ordinary Shares
Arnoud de Pret Roose de Calesberg	Belgium	c/o Rayvax SA Rue Gachard 88/14, 1050 Brussels	Director of several companies, including Rayvax	<0.01%
Gérard Lamarche	Belgium	c/o Rayvax SA Rue Gachard 88/14, 1050 Brussels	Director of several companies, including Rayvax	<0.01%
Lavinia de Pret Roose de Calesberg	Belgium	c/o Rayvax SA Rue Gachard 88/14, 1050 Brussels	Director of several companies, including Rayvax	0
Valentine de Pret Roose de Calesberg	Belgium	c/o Rayvax SA Rue Gachard 88/14, 1050 Brussels	Director of several companies, including Rayvax	< 0.1%
Elinor de Pret Roose de Calesberg	Belgium	c/o Rayvax SA Rue Gachard 88/14, 1050 Brussels	Director of several companies, including Rayvax	0

ANNEX A-5

Directors of Fonds Baillet Latour

Name	Citizenship	Business Address	Present Principal Occupation	Beneficial Ownership of AB InBev Ordinary Shares
Yvan de Launoit	Belgium	Brouwerijplein 1, 3000 Leuven, Belgium	Director of Fonds Baillet Latour, and deputy director of the CNRS[1]	<0.1%
Pierre-Olivier Beckers-Vieujant	Belgium	Brouwerijplein 1, 3000 Leuven, Belgium	Director of Fonds Baillet Latour	<0.1%
Grégoire de Spoelberch	Belgium	Brouwerijplein 1, 3000 Leuven, Belgium	Director of Fonds Baillet Latour and AB InBev	<0.1%
Benoit de Spoelberch	Belgium	Brouwerijplein 1, 3000 Leuven, Belgium	Director of Fonds Baillet Latour	<0.1%
Thomas Leysen	Belgium	Brouwerijplein 1, 3000 Leuven, Belgium	Chairman of Fonds Baillet Latour, Umicore and Mediahuis, and chairman of the supervisory board of Royal DSM N.V.[2]	<0.1%
Sybille van der Straten Ponthoz	Belgium	Brouwerijplein 1, 3000 Leuven, Belgium	Director of Fonds Baillet Latour	<0.1%
Anne de Paepe	Belgium	Brouwerijplein 1, 3000 Leuven, Belgium	Director of Fonds Baillet Latour	<0.1%
André Querton	Belgium	Brouwerijplein 1, 3000 Leuven, Belgium	Director of Fonds Baillet Latour	<0.1%
Diane de Spoelberch-Adriaenssen	Belgium	Brouwerijplein 1, 3000 Leuven, Belgium	Director of Fonds Baillet Latour	<0.1%
Eric Speeckaert	Belgium	Brouwerijplein 1, 3000 Leuven, Belgium	Director of Fonds Baillet Latour	<0.1%
Sofie Foets	Belgium	Brouwerijplein 1, 3000 Leuven, Belgium	Director of Fonds Baillet Latour	<0.1%
Elinor de Pret Roose de Calesberg	Belgium	Brouwerijplein 1, 3000 Leuven, Belgium	Director of Fonds Baillet Latour	<0.1%
Stichting Fonds InBev Baillet Latour[3]	Netherlands	Ceresstraat 1, Breda, Netherlands	Director of Fonds Baillet Latour	<0.1%

1	The CNRS (Centre National de la Recherche Scientifique) is a French state scientific research organization, and its principal address is 3 rue Michel-Ange, 75 016 Paris, France.
2

The principal business of Umicore is materials technology and its principal business address is Broekstraat 31 Rue du Marais, 1000, Brussels, Belgium. The principal business of Mediahuis is international media and its principal business address is Katwilgweg 2, 2050 Antwerpen, Belgium. The principal business of Royal DSM N.V. is health, nutrition and bioscience and its principal business address is Het Overloon 1, 6411 TE Heerlen, the Netherlands.

3

The directors of Stichting Fonds InBev Baillet Latour are Arnoud de Pret Roose de Calesberg, Benoit de Spoelberch, Benoit Loore, Thomas Leysen and Kees Storm. Each of them has a less than 0.1% beneficial ownership in AB InBev shares.

ANNEX A-6

Directors of Fonds Voorzitter Verhelst

Name	Citizenship	Business Address	Present Principal Occupation or Employment	Beneficial Ownership of AB InBev Ordinary Shares
Remans Mieke	Belgium	Brouwerijplein 1, 3000 Leuven, Belgium	Board member	< 0.1%
Degelin Ludo	Belgium	Brouwerijplein 1, 3000 Leuven, Belgium	Board member	<0.1%
Hermans Luc	Belgium	Brouwerijplein 1, 3000 Leuven, Belgium	Board member	<0.1%
Van Biesbroeck Jo	Belgium	Brouwerijplein 1, 3000 Leuven, Belgium	President of Fonds Voorzitter Verhelst	<0.1%
Verdoodt Isabelle	Belgium	Brouwerijplein 1, 3000 Leuven, Belgium	Board member	<0.1%

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 20, 2024

STICHTING ANHEUSER-BUSCH INBEV

by	/s/ P. Cornet de Ways Ruart
Name:	P. Cornet de Ways Ruart
Title:	Class A Director

by	/s/ Roberto Moses Thompson Motta
Name:	Roberto Moses Thompson Motta
Title:	Class B Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 20, 2024

BRC S.À.R.L

by	/s/ Marc Lemann
Name:	Marc Lemann
Title:	Director

by	/s/ Claudio Moniz Barreto Garcia
Name:	Claudio Moniz Barreto Garcia
Title:	Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 20, 2024

EUGÉNIE PATRI SÉBASTIEN S.A.

by	/s/ C. D’Ansembourg
Name:	C. D’Ansembourg
Title:	Director

by	/s/ P. Cornet de Ways Ruart
Name:	P. Cornet de Ways Ruart
Title:	Director

by	/s/ M. De Limburg Stirum
Name:	M. De Limburg Stirum
Title:	Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 20, 2024

RAYVAX SOCIÉTÉ D INVESTISSEMENTS S.A.

by	/s/ Valentine de Pret Roose de Calesberg
Name:	Valentine de Pret Roose de Calesberg
Title:	Director

by	/s/ Arnoud de Pret Roose de Calesberg
Name:	Arnoud de Pret Roose de Calesberg
Title:	Director

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 20, 2024

FONDS BAILLET LATOUR CV
*
Name:	Thomas Leysen
Director
*By	/s/ Benoit Loore
Benoit Loore
Attorney-in-Fact

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 20, 2024

FONDS VOORZITTER VERHELST SC

*
Name:	Luc Hermans
Director

*
Name:	Jo Van Biesbroeck
Director

*By	/s/ Benoit Loore
Benoit Loore
Attorney-in-Fact

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 20, 2024

JORGE PAULO LEMANN
*
Name:	Jorge Paulo Lemann

*By	/s/ Marc Lemann
Marc Lemann
Attorney-in-Fact

/s/ Claudio Moniz Barreto Garcia
Claudio Moniz Barreto Garcia
Attorney-in-Fact

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 20, 2024

CARLOS ALBERTO DA VEIGA SICUPIRA

*
Name:	Carlos Alberto Da Veiga Sicupira

*By	/s/ Marc Lemann
Marc Lemann
Attorney-in-Fact

/s/ Claudio Moniz Barreto Garcia
Claudio Moniz Barreto Garcia
Attorney-in-Fact

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 20, 2024

MAX VAN HOEGAERDEN HERRMANN TELLES

*
Name:	Max Van Hoegaerden Herrmann Telles

*By	/s/ Marc Lemann
Marc Lemann
Attorney-in-Fact

/s/ Claudio Moniz Barreto Garcia
Claudio Moniz Barreto Garcia
Attorney-in-Fact

EXHIBIT INDEX

Exhibit No	Description

2.1	Consolidated Articles of Association of Anheuser-Busch InBev SA/NV (English-language translation) (incorporated by reference to Exhibit 99.1 to the Current Report on Form 6-K filed by Anheuser-Busch InBev SA/NV on June 20, 2024).

2.2	2023 AK Shareholders’ Agreement, dated April 27, 2023 (incorporated by reference to Amendment No. 3 to the Schedule 13D relating to Anheuser-Busch InBev SA/NV filed by (among others) the Stichting, BRC, EPS and Rayvax on May 2, 2023).

2.3	Funds Voting Agreement, effective November 1, 2015 (incorporated by reference to Amendment No. 15 to the Schedule 13D relating to Ambev filed by (among others) Former AB InBev, the Stichting and EPS on March 9, 2015).

2.4	Voting and Support Agreement relating to Anheuser-Busch InBev SA/NV, dated October 8, 2016 (incorporated by reference to the Schedule 13D relating to Anheuser-Busch InBev SA/NV filed by (among others) the Stichting, BRC, EPS and Rayvax on November 2, 2016).

2.5	Powers of Attorney (incorporated by reference to Amendment No. 1 to the Schedule 13D relating to Anheuser-Busch InBev SA/NV filed by (among others) the Stichting, BRC, EPS and Rayvax on June 16, 2021).

2.6	Powers of Attorney (incorporated by reference to the Schedule 13D relating to Anheuser-Busch InBev SA/NV filed by (among others) the Stichting, BRC, EPS and Rayvax on November 2, 2016).

2.7	Power of Attorney (incorporated by reference to Amendment No. 4 to the Schedule 13D relating to Anheuser-Busch InBev SA/NV filed by (among others) the Stichting, BRC, EPS and Rayvax on December 26, 2023).

2.8	Power of Attorney (filed herewith)

2.9	Joint Filing Agreement pursuant to Rule 13d-1(k) (incorporated by reference to the Schedule 13D relating to Anheuser-Busch InBev SA/NV filed by (among others) the Stichting, BRC, EPS and Rayvax on November 2, 2016).